02047061

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

RECD S.E.C.
JUL 29 2002
1086

For the month of July 2002 | Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:

Alfredo Fernández / Julieta Naranjo

Investor Relations Department

Coca-Cola FEMSA, S.A. de C.V.

(52-555) 081-5120,(52-555) 081-5121

afernandeze@kof.com.mx

WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA, S.A. DE C.V.

COCA-COLA FEMSA Announces 19.3% Operating Profit Growth for the Second-Quarter 2002

SECOND-QUARTER 2002

- Consolidated total revenues increased by 8.5% as a result of a 10.6% increase in revenues in the Mexican territories that offset the 19.3% decline in revenues in Argentina.
- Consolidated operating income increased by 19.3% to Ps.1,181.4 million, reaching a consolidated operating margin of 26.4%, an increase of 24 percentage points as compared to second-quarter 2001 consolidated operating margin. Operating income in Mexico during this period increased by 20.8% as compared to the second quarter of 2001.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 15.3% over the second quarter of 2001, reaching Ps.1,436.7 million.
- Consolidated net income increased by 49.3% to Ps.816.4 million, resulting in earnings per share (EPS) of Ps.0.573 (U.S.$0.576 per ADR).

Mexico City (July 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina in terms of volume sales, announced today its consolidated results for the second quarter of 2002.

"Our company continues achieving outstanding results, generating incremental volumes from every segment of our portfolio of products. Brand *Coca-Cola*, and the introduction of new products contributed significantly to this accomplishment. We expect to continue launching new packaging presentations, targeting new consumption occasions and preparing to face the increasing competitive landscape of our industry. Coca-Cola FEMSA is stronger and more experienced than ever before to continue being the benchmark of outstanding execution in our industry," stated Carlos Salazar, Chief Executive Officer of the Company.

[1] Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure

CONSOLIDATED RESULTS

Consolidated revenues increased by 8.5% to Ps.4,474.4 million for the second quarter of 2002. Volume growth of 6.7% in our Mexican operations, combined with a 3.6% improvement in Mexican average prices, more than compensated for the 21.6% decrease in volume sales in Argentina. Second-quarter 2002 consolidated operating income increased by 19.3% over the same period in 2001.

Consolidated EBITDA grew by 15.3%, reaching Ps.1,436.7 million for the second quarter of 2002. EBITDA margin rose to 32.1%, as compared to 30.2% in the second quarter of 2001. This increase occurred mainly as a result of (i) improvement in consolidated average price and (ii) a greater fixed-costs absorption generated by the volume increase in Mexico.

The integral cost of financing[2] shifted from a loss of Ps.35.7 million in the second quarter of 2001 to a gain of Ps.291.7 million during the same period of 2002. The following factors contributed to the net decrease:

- Net interest expense increased by 106.5% for the second quarter as compared to 2001, as a result of the increase in interest expenses derived from the depreciation of the Mexican peso against the U.S. dollar as applied to our U.S. dollar-denominated liabilities and a decrease in the interest rates applied to our U.S. dollar and Mexican peso denominated cash positions.

- Foreign exchange gain equaled Ps.55.6 million for the second quarter of 2002, generated by the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, which more than offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires[3].

- For the second quarter of 2002, the gain on monetary position amounted to Ps. 264.8 million, compared to a gain of Ps. 24.3 million in the second quarter of 2001. This increase was mainly generated by the inflation rate for the quarter in Argentina (18.27%) as applied to the hedged U.S. dollar-denominated liabilities incurred to acquire Coca-Cola FEMSA de Buenos Aires.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps.613.8 million for the second quarter of 2002, representing a 42.9% average annual effective tax rate as compared to a 43.0% in the second quarter of 2001.

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[2] *The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of our monetary position.*

[3] *As of June 30 of 2002, the total amount of the U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires was approximately U.S.$300 million. According to Mexican GAAP the investment in Coca-Cola FEMSA de Buenos Aires was designated as a hedge The total amount of the net investment in Coca-Cola FEMSA de Buenos Aires was U.S.$118.1 million and this is the maximum amount that should be considered as a hedge; as a result the un-hedged liabilities were U.S.$181.5 million.*

Consolidated net income increased by 49.3%, from Ps.546.9 million in the second quarter of 2001 to Ps.816.4 million for the same period in 2002. Net income per share reached Ps.0.573 (U.S.$0.576 per ADR).

BALANCE SHEET

On June 30, 2002, we recorded a cash balance of Ps.4,581.8 million (U.S.$460.8 million) and a total bank debt position of Ps.3,054.8 million (U.S.$307.2 million). As compared to March 31, 2002, this represents a U.S.$30.7 million decrease in cash and cash equivalents during the quarter due to a dividend payment of U.S.$57.8 million made during May 2002.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.4,253.7 million, a 10.5% increase over the second quarter of 2001. Sales volume totaled 133.8 million unit cases ("MUC")[4], a 6.7% improvement over the second quarter of 2001.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of *Coca-Cola* and *Coca-Cola light* by 2.7% and 11.8%, respectively, for the second quarter of 2002, (ii) the solid performance of *Mundet*, which represented 2.6% of the total product mix during the second quarter of 2002, (iii) the volume increase of *Ciel*, the *Coca-Cola* trademark still water brand, which grew by 17.6% as compared to the second quarter of 2001, and (iv) the introduction of *Kin light*, the *Coca-Cola* trademark powdered drink brand, which represented 2.0% of the total product mix for the second-quarter 2002.

Excluding the incremental volumes generated by *Kin light* during the quarter, the volume growth achieved was 4.6% and the average unit price per case was Ps.32.4.

Gross Profit

Gross profit grew by 15.2% in the second quarter of 2002. As a percentage of total sales, cost of sales decreased by 2.3 percentage points during second-quarter 2002 as a result of greater fixed costs absorption generated by the volume increase and higher prices per unit case.

Income from Operations

Administrative expenses for the second quarter of 2002 increased by 12.5% as compared to the same period in 2002, mainly due to changes in payroll tax legislation adopted at the beginning of the year, although they remained almost flat as a percentage of total sales.

Selling expenses for the second quarter of 2002 increased by 9.2% as compared to 2001, mainly driven by higher variable selling commissions and transportation costs derived from higher sales volume, although as a percentage of total sales, they

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[4] *The unit case is a unit measurement equal to 24 eight-ounce servings.*

decreased by 0.3 percentage points.

The combination of improved sales volume, average price increase, and lower cost of sales per unit case resulted in an operating profit increase of 20.8% during the second quarter of 2002. Operating margin rose from 25.8% for the second quarter of 2001 to 28.2% for the same period in 2002. Second-quarter 2002 EBITDA totaled Ps.1,409.3 million (U.S.$141.7 million), a 16.8% increase over the second quarter of 2001.

ARGENTINE OPERATING RESULTS

The Argentine economy is still facing an adverse economic environment. Based on government figures, more than 7 million people receive less than A$600 in wages per month, and consumer and wholesaler inflation totaled 31.0% and 95.6%, respectively, during the first six months of 2002. These circumstances significantly diminished the purchasing power of the Argentine population.

Notwithstanding the current currency devaluation and despite the deterioration of sales volume due to the economic crisis suffered during 2002, we achieved a positive EBITDA of over A $10 million while gaining market share continuously for the last 15 months.

Revenues

Difficult economic circumstances, combined with our efforts to keep up with inflation by implementing several price increases during the quarter totaling 46.2% (nominal) year to date, resulted in a 21.6% reduction in our volumes.

Taí and *Crush*, our value-protection brands, have played a strategic role to gain market share to low price brands. In the second quarter of 2002, *Taí* and *Crush* represented 19.9% of the total product mix, as compared with 20.5% in the first quarter of 2002. We successfully launched a 1.25-liter returnable glass presentation for *Coca-Cola* during mid-May, which represented 9% of the total volume mix during June 2002 and over 14% by mid-July 2002. We expect to build an important returnable base that provides operating flexibility to execute strategies in the marketplace due to the affordability of returnable packages. The migration of consumption from one-way value-protection brands to returnable core brand presentations should increase our profitability.

Revenues for the second quarter of 2002 decreased by 19.7% despite the 2.6% average real price increase per unit case in our Argentine territories.

Gross Profit

Gross profit decreased by 47.7% in the second quarter of 2002 as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos referred to our U.S. dollar-denominated assets.

Income from Operations

Administrative expenses, as a percentage of total sales, increased by 2.0 percentage points, an 8.3% growth in absolute terms for the second quarter of 2002 over 2001. This result is the net effect of headcount reduction and cost optimization, and a larger depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipments.

As a percentage of total sales, selling expenses decreased by 8.3 percentage points during second-quarter 2002, representing a 38.5% decrease in absolute terms during the second quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization combined with adjustments in salaries (iii) and a reduction in transportation expenses.

As a percentage of total revenues, operating income decreased by 10.6 percentage points, resulting in a loss of A$4.0 million during the second quarter of 2002. Second-quarter 2002 EBITDA totaled A$10.5 million, 12.5% as a percentage of sales, in spite of the autumn / winter season.

"We continue gaining market share in Buenos Aires by adapting our packaging presentations and products to the current needs and consumption occasions of our Argentine consumers. Working together with The Coca-Cola Company we are developing an important returnable packaging presentation base to strengthen the market presence of our core brands and to increase our profitability" stated Carlos Salazar, Chief Executive Officer of the Company.

ARGENTINE PESO DEVALUATION EFFECT

As of June 30, 2002, the exchange rate stood at A$3.8 pesos per U.S. dollar. This rate implies a 26.7% devaluation of the Argentine peso versus the U.S. dollar during the quarter, when comparing the current exchange rate against the exchange rate of A$3.0 pesos per U.S. dollar that we employed as of March 31, 2002.

Following Mexican GAAP (Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations"), the cumulative translation loss generated by the devaluation of the Argentine peso (from A$1.0 to A$ 3.80 per U.S. dollar), which amounted Ps. 1,619.7 million (U.S.$162.9 million) as of June, 30, 2002, was recorded directly against our total shareholders' equity. This figure includes a loss of Ps. 162.9 million (U.S.$16.4 million) recorded during the second quarter of 2002.

As we have stated in the past, the goodwill generated by the acquisition of our Argentine subsidiary is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above also includes a reduction in cumulative goodwill of Ps. 1,175.3 million (U.S.$118.2 million). This figure includes a reduction of Ps. 132.0 million (U.S.$13.3 million) recorded during the second quarter of 2002. Current outstanding goodwill balance equals A$187.8 million (U.S.$49.4 million).

In order to present comparative figures for previous periods and in accordance with accounting guidelines mandating the restatement of our subsidiaries' balance sheets and income statement in past years (Mexican GAAP Bulletin B-15) under these circumstances, we used the National Consumer Price Index of Argentina and the foreign exchange rates of the Argentine peso versus the U.S. dollar at the close of the most recent quarter to translate this financial information for previous years.

RECENT DEVELOPMENTS

In March 2002, according to our cost optimization Master Plan, we closed our Pilar distribution center, one of our four distribution facilities in Buenos Aires. The Norte distribution facility will consolidate the operations formerly conducted at Pilar. We expect to realize permanent cost savings and operating efficiencies from the consolidation of the Pilar facility.

On May 10, 2002 we launched a 1.25-liter returnable glass presentation of *Coca-Cola* in Buenos Aires, in order to provide a more affordable product for consumers. Due to the successful performance of this presentation, we launched *Sprite* in a 1.25-liter returnable glass presentation on July 15, 2002.

SUMMARY OF SIX MONTHS RESULTS

For the six months ended June 30, 2002, consolidated sales volume reached 297.6 MUC, remaining almost flat as compared to the first half of 2001. Even though the sales volume in Buenos Aires fell 19.4%, it was compensated by volume increase in the Mexican territories of 5.0% during the first half of 2002.

Consolidated average unit price per case increased by 6.5% during the first half of 2002, as compared to the same period in 2001. The consolidated increase was attributable to price increases in both, the Mexican and Argentine territories, during the first semester of 2002 over the first semester of 2001.

Gross operating margin as a percentage of net sales increased 1.5 percentage points from 53.4% in the first half of 2001 to 54.9% in the first half of 2002. Consolidated operating expenses increased by 3.5%, but decreased as a percentage of total revenues from 29.8% during the first half of 2001 to 29.1% for the same period of 2002.

Operating income increased 17.8% to Ps. 2,080.4 million and EBITDA reached Ps. 2,561.3 million, an increase of 12.8%, both as compared to the first half of 2001. Our Argentine operations represented 3.0% of consolidated EBITDA during the first six months in 2002.

Consolidated net income increased by 64.2%, from Ps. 927.8 million in the first half of 2001 to Ps. 1,523.4 million for the same period in 2002. Net income per share reached Ps. 1.069 (US$ 1.075 per ADR).

GROWTH EXPECTATIONS 2002

Based on current assumptions about macroeconomic performance in Mexico, we still expect volume growth in our Mexican territories to increase in the range of 3%-5% in 2002 and we are changing our operating income guidance for our Mexican operations to grow in the range of 13%-15% during 2002.

Given the difficult economic environment in Argentina, we are still not in a position to provide growth expectations for our Argentine territories during the second half of 2002. However, we are implementing the following initiatives to weather the current situation in Argentina:

- Strengthen our brand portfolio by protecting our core brands and focusing on affordability, thus reinforcing strategy against price brands
- Explore alternative consumer opportunities and further develop traditional distribution channels.
- Maintain liquidity and profitability throughout the reduction of our U.S. Dollar exposure, cost reductions and price increases.
- Implement further cost-cutting initiatives and expand logistics, freights and ongoing adjustments of distribution efficiencies.
- Maintain updated commercial terms with clients and suppliers to protect working capital

CONFERENCE CALL INFORMATION

Second-Quarter 2002 Conference Call will be held on: Thursday, July 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call please dial: Domestic US: 888-482-0024, International: 617-801-9702

If you are unable to participate live, an instant replay of the conference call will be available through August 1, 2002. To listen to the replay please dial: Domestic: US 888-286-8010; International: 617-801-6888, Passcode: 52833

❖ ❖ ❖

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola, Sprite, Fanta, Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the June 30, 2002 exchange rate of Ps. 2.617 per A$1.00. In addition, all comparisons in this report for the second quarter of 2002, which ended on June 30, 2002, in this report are made against the figures for the comparable period, second quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(4 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of June 30, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of June 30, 2002

ASSETS		2002		2001
Current Assets				
Cash and cash equivalents	Ps.	4,582	Ps.	4,383
Accounts receivable:				
Trade		383		557
Notes		7		20
Prepaid taxes		38		2
Other		302		316
		730		895
Inventories		846		546
Prepaid expenses		57		24
Total current assets		6,215		5,848
Property, plant and equipment				
Land		739		721
Buildings, machinery and equipment		8,097		7,574
Accumulated depreciation		(2,902)		(2,466)
Construction in progress		368		294
Bottles and cases		284		205
Total property, plant and equipment		6,586		6,328
Investment in shares		106		112
Deferred charges, net		536		498
Goodwill, net		598		836
TOTAL ASSETS	Ps.	14,041	Ps.	13,622

LIABILITIES & STOCKHOLDERS' EQUITY		2002		2001
Current Liabilities				
Short-term bank loans, notes and interest payable	Ps.	105	Ps.	77
Suppliers		1,054		1,428
Accounts payable and others		528		434
Taxes payable		143		379
Total Current Liabilities		1,830		2,318
Long-term bank loans		3,018		2,864
Pension plan and seniority premium		170		167
Other liabilities		1,268		977
Total Liabilities		6,286		6,326
Stockholders' Equity				
Minority interest		-		-
Majority interest:				
Capital stock		2,301		2,301
Additional paid in capital		1,619		1,619
Retained earnings of prior years		6,169		4,624
Net income for the period		1,524		2,112
Cumulative results of holding non-monetary assets		(3,858)		(3,360)
Total majority interest		7,755		7,296
Total stockholders' equity		7,755		7,296
TOTAL LIABILITIES & EQUITY	Ps.	14,041	Ps.	13,622

Mexican Inflation December 2001 - June 2002	2.63%
Argentine Inflation December 2001 - June 2002	30.98%
Mexican Peso / U.S.Dollar at June 30, 2002	9.943
Argentine peso / U:S Dollar June 30 , 2002	3.800

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2002 and 2001
Expressed in currency with purchasing power as of June 30, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos) [1]						(Millions of Argentine Pesos) [1]		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales volume (millions unit cases)	157.1	155.0	1.3	133.8	125.3	6.7	23.3	29.7	(21.6)
Average unit price per case	28.35	26.45	7.2	31.71	30.60	3.6	3.50	3.41	2.6
Net revenues	4,454.4	4,100.0	8.6	4,241.7	3,835.2	10.6	81.3	101.2	(19.7)
Other operating revenues	20.0	22.8	(12.3)	12.0	14.1	(14.9)	3.0	3.3	(9.1)
Total revenues	4,474.4	4,122.8	8.5	4,253.7	3,849.3	10.5	84.3	104.5	(19.3)
Cost of sales	2,010.1	1,912.2	5.1	1,857.7	1,769.4	5.0	58.2	54.6	6.6
Gross profit	2,464.3	2,210.6	11.5	2,396.0	2,079.9	15.2	26.1	49.9	(47.7)
Administrative expenses	335.4	298.7	12.3	318.5	283.1	12.5	6.5	6.0	8.3
Selling expenses	935.5	898.4	4.1	876.6	802.4	9.2	22.5	36.6	(38.5)
Operating expenses	1,270.9	1,197.1	6.2	1,195.1	1,085.5	10.1	29.0	42.6	(31.9)
Goodwill amortization	12.0	23.6	(49.2)	1.9	1.9	-	1.1	1.1	-
Operating income	1,181.4	989.9	19.3	1,199.0	992.5	20.8	(4.0)	6.2	(164.5)
Interest expense	82.2	78.8	4.3						
Interest income	53.5	64.8	(17.4)						
Interest expense, net	28.7	13.9	106.5						
Foreign exchange loss (gain)	(55.6)	46.1	(220.6)						
Loss (gain) on monetary position	(264.8)	(24.3)	989.7						
Integral cost of financing	(291.7)	35.7	(917.1)						
Other (income) expenses, net	42.9	(5.5)	(880.0)						
Income before taxes	1,430.2	959.7	49.0						
Taxes	613.8	412.8	48.7						
Consolidated net income	816.4	546.9	49.3						
Majority net income	816.4	546.9	49.3						
EBITDA [2]	1,436.7	1,246.5	15.3	1,409.3	1,207.0	16.8	10.5	15.1	(30.5)

(1) Except volume and average price per unit case figures.
(2) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation March 2002 - June 2002	1.24%
Argentine Inflation March 2002 -June 2002	18.27%
Mexican Peso / U.S.Dollar at June 30, 2002	9.943
Mexican Peso / Argentine peso at June 30, 2002	2.617

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June 30, 2002 and 2001
Expressed in currency with purchasing power as of June 30, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos) [1]						(Millions of Argentine Pesos) [1]		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales Volume(millions unit cases)	297.6	298.7	(0.4)	245.0	233.4	5.0	52.6	65.3	(19.4)
Average unit price per case	27.66	25.97	6.5	31.60	30.68	3.0	3.58	3.47	3.2
Net revenues	8,233.8	7,755.5	6.2	7,741.3	7,161.8	8.1	188.3	226.9	(17.0)
Other operating revenues	52.1	54.8	(4.9)	31.0	33.2	(6.6)	8.0	8.3	(3.6)
Total revenues	8,285.9	7,810.3	6.1	7,772.3	7,195.0	8.0	196.3	235.2	(16.5)
Cost of sales	3,767.6	3,665.5	2.8	3,430.4	3,330.9	3.0	128.9	127.9	0.8
Gross profit	4,518.3	4,144.8	9.0	4,341.9	3,864.1	12.4	67.4	107.3	(37.2)
Administrative expenses	644.0	595.8	8.1	608.6	563.6	8.0	13.5	12.3	9.8
Selling expenses	1,768.8	1,735.1	1.9	1,638.5	1,543.7	6.1	49.8	73.1	(31.9)
Operating expenses	2,412.8	2,330.9	3.5	2,247.1	2,107.3	6.6	63.3	85.4	(25.9)
Goodwill amortization	25.1	48.3	(48.0)	3.8	3.8	-	2.2	2.2	-
Operating income	2,080.4	1,765.6	17.8	2,091.0	1,753.0	19.3	1.9	19.7	(90.4)
Interest expense	153.1	161.9	(5.4)						
Interest income	115.3	135.9	(15.2)						
Interest expense, net	37.8	26.0	45.4						
Foreign exchange loss (gain)	(140.4)	74.1	(289.5)						
Loss (gain) on monetary position	(437.1)	(13.1)	3,236.6						
Integral cost of financing	(539.7)	87.0	(720.3)						
Other (income) expenses, net	46.7	(19.4)	(341.0)						
Income before taxes	2,573.4	1,698.0	51.6						
Taxes	1,050.0	742.2	41.5						
Effect of changes in accounting principles [2]	-	(28.2)	NA						
Consolidated net income	1,523.4	927.8	64.2						
Majority net income	1,523.4	927.8	64.2						
EBITDA [3]	2,561.3	2,271.2	12.8	2,484.7	2,172.7	14.4	29.3	37.6	(22.1)

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation June 2001 - June 2002	4.94%
Argentine Inflation June 2001 - June 2002	28.12%
Argentine Peso / U.S.Dollar at June 30 2002	3.800
Mexican Peso / U.S.Dollar at June 30 2001	9.943

Selected Information

For the six months ended June 30, 2002

Expressed in Pesos as of June 30, 2002

	2002
Depreciation (1)	288.0
Amortization and others	192.9
Capital Expenditures (2)	496.0

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases

	2002	2001
Mexico	245.0	233.4
Valley of Mexico	183.9	173.8
Southeast	61.1	59.6
Buenos Aires	52.6	65.3
Total	297.6	298.7

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	73/23/4	75/21/4
Valley of Mexico	73/23/4	76/20/4
Southeast	72/22/6	73/21/6
Buenos Aires	65/34/1	70/29/1
Total	71/25/4	74/23/3

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	37/63	42/58
Valley of Mexico	35/65	41/59
Southeast	44/56	46/54
Buenos Aires	5/95	7/93
Total	32/68	34/66

Selected Information

For the three months ended june 30, 2002

Expressed in Pesos as of June 30, 2002

	2002
Depreciation (1)	148.8
Amortization and others	106.6
Capital Expenditures (2)	223.0

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases

	2002	2001
Mexico	133.8	125.3
Valley of Mexico	100.0	92.4
Southeast	33.8	32.9
Buenos Aires	23.3	29.7
Total	157.1	155.0

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	72/24/4	74/21/5
Valley of Mexico	72/24/4	75/21/4
Southeast	71/22/7	72/22/6
Buenos Aires	67/32/1	71/28/1
Total	71/26/3	74/22/4

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	37/63	41/59
Valley of Mexico	34/66	39/61
Southeast	43/57	44/56
Buenos Aires	7/93	6/94
Total	32/68	34/66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: July 29, 2002

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer